SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number: 1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T SAVINGS AND SECURITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AT&T INC.

175 E. Houston, San Antonio, Texas 78205

Financial Statements, Supplemental Schedules and Exhibit

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2
Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2006	3
Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	9
Schedule H, Line 4(j) – Schedule of Reportable Transactions	15

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AT&T Inc., Plan Administrator

for AT&T Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of AT&T Savings and Security Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

San Antonio, Texas

June 20, 2007

AT&T SAVINGS AND SECURITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in Thousands)

	December 31,
	2006	2005
ASSETS

Investments (at fair value)	$6,382,912	$4,991,348
Market value of securities on loan	130,909	113,898
Total Investments (See Note 3)	6,513,821	5,105,246

Securities lending collateral	133,350	116,142
Dividends and interest receivable	104	95
Receivable for investments sold	863	452
Other	-	2

Total Assets	6,648,138	5,221,937

LIABILITIES

Overdrafts	197	29
Administrative expenses payable	4,742	1,652
Securities lending payable	133,350	116,142

Total Liabilities	138,289	117,823

Net Assets Available for Benefits (at fair value)	6,509,849	5,104,114

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,571	10,693

Net Assets Available for Benefits	$6,519,420	$5,114,807

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2005	$5,114,807

Additions to Net Assets:
Contributions:
Participant contributions	303,077
Employer contributions	161,216
464,293

Investment Income:
Net appreciation in value of investments	1,332,639
Dividends on AT&T common shares	126,845
Interest	51,879
Income on collateralized securities	182

1,511,545
Total Additions	1,975,838

Deductions from Net Assets:
Administrative expenses	8,389
Distributions	562,836

Total Deductions	571,225

Net Assets Available for Benefits, December 31, 2006	$6,519,420

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

1.

Plan Description - The AT&T Savings and Security Plan (Plan) was established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company).The majority of eligible employees are represented by the Communications Workers of America or the International Brotherhood of Electrical Workers. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants can invest their contributions in one or more of the following funds in five dollar or 1% increments: the AT&T Shares Fund, the Bond Fund, the Large Cap Stock Fund, the Interest Income Fund, the Asset Allocation Fund, the Global Equity Fund, the Mid and Small Cap Stock Fund and the International Stock Fund, altogether referred to as the Trust. The trustee is Mellon Trust of New England, National Association.

Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP) which is a separate investment account of this Plan.

Dividends on shares in the AT&T Shares Fund and the ESOP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year. At the end of the year, dividends held in the DFA are paid out to the participant. Interest earned on dividends held in the DFA will be paid into the AT&T Shares Fund. During 2006, Plan participants elected to receive $25,523 in dividend distributions. This amount is included in distributions on the statement of changes in net assets.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

2.

Accounting Policies - The values of investments are determined as follows: AT&T common shares on the basis of the closing price as reported on the New York Stock Exchange; contracts with insurance companies, which are fully benefit-responsive, at contract value which represents contributions, plus interest credited, less distributions and expenses; common collective trust funds at fair value determined by the issuer based on the current values of the underlying assets of such trust; and temporary cash investments at cost, which approximates fair value; assets supporting synthetic contracts are valued at quoted market prices. The fair value of wrapper contracts are determined based on the interest crediting rate (see Note 3). Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

The reasonable expenses of plan administration may be charged to the Trust in accordance with procedures adopted by the plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase of sale or securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds therefrom, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the plan administrator. All expenses of administering the Plan that are not charged to the Trust will be borne by the respective participating companies in the Plan as determined by the plan administrator.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provision of the FSP are effective for financial statements issued for annual periods

AT&T SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Investments - Investments representing 5% or more of Plan net assets at December 31 were:

	2006	2005
Employee Stock Ownership Plan *
AT&T common shares	$1,644,967	$1,094,442

AT&T Shares Fund
AT&T common shares	1,746,210	1,252,432

Large Cap Stock Fund
Barclays Global Investors Equity Index Fund F	704,811	625,547

Asset Allocation Fund
Barclays Global Investors U.S. Tactical	295,766	289,670

Mid and Small Cap Stock Fund
Extended Equity Market Fund F	346,715	280,407

*	Nonparticipant-directed

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common Stock	$1,068,153
Common Collective Trusts	264,486
Total	$1,332,639

The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in synthetic investment contracts (SICs), also referred to as wrapper contracts. The assets supporting the SICs are owned by the Plan and generally consist of high quality fixed income securities. At December 31, 2006 the underlying assets had a fair value of $800,096 and a contract value of $809,667. At December 31, 2005 the underlying assets had a fair value of and a contract value of $792,808 and $803,501. For the years ended December 31, 2006 and 2005, the average yield earned by the Plan on these contracts was 5.21% and 4.77%, and, the average yield earned by the Plan adjusted to reflect actual interest rate credited to participants, was 4.24% and 4.07%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2006 or 2005.

AT&T SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts were $32 at December 31, 2006 and $0 at December 31, 2005.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the Plan the shortfall needed to maintain the rate at zero, ensuring participants’ principal and accrued interest is protected.

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the Interest Income Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully-benefit responsive investment contracts,” and totaled $9,571 at December 31, 2006 and $10,693 at December 31, 2005. When If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment was negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. We do believe any of the events to occur in the foreseeable future.

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.

Securities Lending

The Plan is authorized to engage in the lending of certain Interest Income Fund assets. Securities lending is an investment management enhancement that utilizes the existing securities (fixed income investments) of the Plan to earn additional income. Securities lending involves the loaning of securities to a selected group of approved banks and broker-dealers. In return for the loaned securities, the trustee, prior to or simultaneous with delivery of the loaned securities to the borrower, receives collateral in the form of cash or U.S. Government securities as a safeguard against possible default of any borrower on the return of the loan. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S., or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities. The collateral is marked to market on a daily basis. Securities on loan and collateral held under this program at December 31, 2006 and 2005 are reported on the accompanying statements of net assets available for benefits. The reported collateral includes noncash

AT&T SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

holdings of $23,775 and $989 at December 31, 2006 and 2005. Income earned on securities lending is used to offset the administrative expenses of the Plan and was $182 for the year ended December 31, 2006.

4.

Nonparticipant-Directed Investments - Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

	2006	2005
Assets
AT&T common shares	$1,644,967	$1,094,442
Temporary cash investments	395	409
Dividends and interest receivable	6	5
Receivable for investments sold	863	452
Total Assets	1,646,231	1,095,308

Liabilities
Overdrafts	-	29
Administrative expenses payable	1,119	355
Total Liabilities	1,119	384

Net Assets Available for Benefits	$1,645,112	$1,094,924

2006

Net Assets Available for Benefits, December 31, 2005	$1,094,924

Employer contributions [1]	161,264
Interest income	60
Net appreciation in fair value of investments	511,279
Administrative expenses	(1,505)
Distributions	(98,019)
Transfers to other fund(s)	(22,891)
550,188

Net Assets Available for Benefits, December 31, 2006	$1,645,112

1 Employer contributions includes forfeitures allocated from the AT&T Shares Fund.

AT&T SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

5.	Tax Status - The Plan has received a determination letter from the Internal Revenue Service (IRS) dated

March 25, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2006	2005

Net Assets Available for Benefits per the financial statements	$6,519,420	$5,114,807

Less: Contract value adjustment	(9,571)	-

Less: Distribution payable to participants	(123)	(1,118)

Net Assets Available for Benefits per the Form 5500	$6,509,726	$5,113,689

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2006:

Distributions to participants per the financial statements	$562,836

Add: Distributions payable to participants at December 31, 2006	123

Less: Distributions payable to participants at December 31, 2005	(1,118)

Distributions to participants per the Form 5500	$561,841

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2006:

Total additions per the financial statements	$1,975,838

Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(9,571)

Total income per the Form 5500	$1,966,267

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

7.

Subsequent Event – AT&T has amended the Plan to merge the participant balances and assets of the AT&T PAYSOP (PAYSOP), Pacific Telesis Group Employee Stock Ownership Plan (ESOP) and the Southern New England Telephone Company Tax Reduction Act Stock Ownership Plan (TRASOP) into the AT&T Shares Fund on August 1, 2007. Following the transfer of the remaining participant balances and assets of the Plan, participants will be able to withdraw their transferred balances, transfer those investments from the AT&T Shares Fund to other plan investment options (subject to normal fund transfer rules) or take loans against the balances.

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

Employee Stock Ownership Plan
*	AT&T common shares	46,013,049 shares	$1,084,932	$1,644,967
*	Mellon Trust of New England, N.A.
	Pooled Employee Funds	Daily Liquidity Funds	395	395
	Total Employee Stock Ownership Plan		1,085,327	1,645,362

AT&T Shares Fund
*	AT&T common shares	48,845,039 shares		1,746,210
*	Mellon Trust of New England, N.A.
	Pooled Employee Funds	Daily Liquidity Funds		17,316
	Total Shares Fund		**	1,763,526

Bond Fund
*	Barclays Global Investors Intermediate
	Government/Credit Bond Index Fund F	6,704,167 units	**	120,541

Large Cap Stock Fund
*	Barclays Global Investors Equity Index
	Fund F	34,015,974 units	**	704,811

Interest Income Fund
	Bank of America Wrapper	Synthetic GIC
		#99-086, IR, ***		32
	Cabellas Credit Card Master Trust	Monoline Credit Card		7,061
	Chase Insurance Trust	Bank Credit Card		7,909
	Credit Suisse First Boston	Collateralized Mtg Obligation		7,190
	Countrywide Home Loans	Home Equity SrSub		6,304
	Countrywide Asset-backed Certificates	Home Equity SrSub		3,673
	Federal Home Loan Mortgage Company	Agency PAC		1,007
	Federal Home Loan Mortgage Company	Agency		5,065
	Federal National Mtg Assn. - Adj Rate Mtg.	Agency Hybrid		3,267
	Federal National Mtg Assn. - GTD REMIC.	Agency MF Fix		8,620
	Federal National Mtg Assn. - GTD REMIC.	Agency MF Fix		5,191
	Federal National Mtg Assn. - GTD REMIC.	Home Equity Agency		1,895
	Federal National Mtg Assn. - GTD REMIC.	Agency PAC		6,741
	Federal National Mtg Assn. - GTD REMIC.	Agency PAC		6,088
	Federal National Mtg Assn. - GTD REMIC.	Agency PAC		158
	Household Private Lab MT2	Retail Credit Card		5,017
	MBNA Master Credit Card Trust	Monoline Credit Card		1,667
	MBNA Master Credit Card Trust	Monoline Credit Card		5,909
	Marriot Vacation Club Owner	Collateralized Mtg Obligation Commercial/Corporate		1,083
	Residential Funding Mtg Sec	Home Equity 2nd Monoline		5,092

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2006

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	Sierra Timeshare Receivables Funding, LLC	Collateralized Mtg Obligation Commercial/Corporate	5,953
****	United States Treasury	Treasury Note	19,524
****	United States Treasury	Treasury Note	5,960
	Cash on Hand	Cash	1,247
			121,653

	ING Life & Annuity	Synthetic GIC
		#60127, IR, ***	-
	Amex Optima CC MT	Monoline Credit Card	5,427
	Capital One Master Trust	Monoline Credit Card	7,777
	Federal Home Loan Mtg Multiclass	Agency	3,622
	Federal Home Loan Mtg Multiclass	Agency NAS	7,101
	Federal Home Loan Mtg Multiclass	Agency	6,710
	Federal National Mtg. Assn.	Agency MF BLN	4,916
	Federal National Mtg. Assn. - ACES	Agency MF FIX	452
	Federal National Mtg Assn GTD Remic	Home Equity Agency	3,913
	GSAA	Home Equity SrSub	5,315
	Honda Auto Receivables	Prime Auto	8,284
	Household Auto Trust	SubPrime Auto	6,106
	Household Auto Trust	SubPrime Auto	8,080
	Nissan Auto Owners Trust	Prime Auto	277
	Nissan Auto Owners Trust	Prime Auto	5,900
	Nomura Asset Securities Corporation	Conduit	7,558
****	United States Treasury	Treasury Note	3,894
****	United States Treasury	Treasury Note	7,770
****	United States Treasury	Treasury Note	8,220
	Cash on Hand	Cash	232
			101,554

	JP Morgan Chase Wrapper	Synthetic GIC
		#426424-T, IR, ***	-
	Carmax Auto Owner Trust	NonPrime Auto	3,561
	Capital One Master Trust	Monoline Credit Card	1,001
	Daimler Chrysler NA hldg	Prime Auto	7,910
	FHR	Agency NAS	4,582
****	Federal National Mtge Assn	Agency Hybrid	2,787
	Federal National Mtge Assn	Agency Hybrid	7,764
	Federal National Mtge Assn GTD Remic	Agency Fix	4,942
	Federal National Mtge Assn	Agency Fix	8,142
****	Federal National Mtge Assn	Agency Debenture	14,659
	Federal National Mtge Assn Whole Loan	Agency RP ARM	1,753
	GE Commercial Mortgage Corp.	Conduit	8,323
	Household Private lbl. CC	Retail Credit Card	4,013
	John Deere Owner Trust	Large Equipment Loan	3,425
	Navistar Financial	NonPrime Auto	6,829

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2006

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	Sallie Mae Student Loan Trust	Agency Student Loan	3,874
****	United States Treasury	Treasury Note	1,963
****	United States Treasury	Treasury Note	6,967
****	United States Treasury	Treasury Note	12,331
	WFS Financial Owner Trust	Treasury Note	5,107
	Cash on Hand	Cash	930
			110,863

	Monumental Wrapper	Synthetic GIC
		#MDA00292TR, IR, ***	-
	Citibank Credit Card IT	Bank Credit Card	5,938
	Caterpillar Financial Asset	Large Equipment Loan	1,684
	Capital One Auto Finance Trust	Subprime Auto	622
	Capital One Master Trust	Monoline Credit Card	8,107
	Countrywide Asset-backed Certificates	Home Equity SrSub	5,636
	Federal Home Loan Mortgage Company	Agency Fix	6,365
	Federal Home Loan Mtg - Adj Rate Mtg.	Agency Hybrid	2,439
	FHR	Agency Seq	6,712
	Federal National Mtg Assn	Agency MF BLN	4,687
	Federal National Mtg Assn - Adj Rate Mtg.	Agency Hybrid	2,742
	Federal National Mtg Assn. - GTD REMIC.	Agency PAC	4,017
	Federal National Mtg Assn. - GTD REMIC.	Agency PAC	6,949
	Federal National Mtg Assn Whole Loan	Home Equity Agency	4,795
	FSPC	Home Equity Agency	1,716
	Household Auto Trust	Subprime Auto	6,537
	MBNA Master Trust	Monoline Credit Card	4,009
	MBNA Master Trust	Monoline Credit Card	5,453
	Morgan Stanley Auto Loan Trust	Prime Auto	7,242
	New Century Home Equity Loan	Home Equity Monoline	3,998
	Pinnacle CBO Ltd	Corp Fin Other	137
	Res Asset Mtg Products	Home Equity Monoline	3,174
	USAA Auto Owners Trust	Prime Auto	5,944
****	United States Treasury	Treasury Note	2,921
****	United States Treasury	Treasury Note	7,901
****	United States Treasury	Treasury Note	7,962
****	United States Treasury	Treasury Note	1,005
	World Omni Auto Receivables Trust	Mfg HsgSrSub	3,452
	Cash on Hand	Cash	1,691
			123,835

	Rabobank Nederland	Synthetic GIC
		SBC-060201, IR, ***	-
	Chase Manhattan Auto Owner Trust	Prime Auto	4,120
	Chase Manhattan First Union	Conduit	8,413

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2006

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	Credit Suisse First Boston	Conduit	2,433
	Federal Home - Adj Rate Mtg.	Agency Hybrid	3,062
****	Federal Home Loan Mtg - Adj Rate Mtg	Agency Hybrid	16,245
	Federal Home Loan Mtg Multiclass	Agency NAS	13,049
	Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP	1,360
****	Federal National Mtg Assn Debs	Agency Debenture	4,429
	Federal National Mtg Assn Whole Loan	Home Equity Agency	4,207
	Federal National Mtg Assn Whole Loan	Agency RPF Fix	3,071
	GMACC Commercial Mtg. Securities	Conduit	6,412
	MBNA Master Trust	Monoline Credit Card	7,910
	Nissan Auto Receivables Trust	Prime Auto	6,919
****	United States Treasury	Treasury Note	2,839
	Wachovia Auto Owner Trust	Prime Auto	7,925
	Wachovia Auto Owner Trust	Prime Auto	7,381
	Cash on Hand	Cash	1,092
			100,867

	State Street Wrapper	Synthetic GIC
		#99039, IR, ***	-
	Bank One Insurance Trust	Bank Credit Card	9,765
	Cendant Timeshare Receivables Funding	Collateralized Mtg Obligation Commercial/Corporate	455
	Chase Insurance Trust	Bank Credit Card	7,877
	Commercial Mtg Acceptance Corp	Collateralized Mtg Obligation	5,361
	Capital One Master Trust	Monoline Credit Card	6,006
	Countrywide Asset-backed Certificates	Home Equity SrSub	6,739
	Delta Funding HEL Trust	Home Equity Monoline	249
	Federal Home Loan Mtg Corp	Agency Hybrid	83
	Federal Home Loan Mtg Corp	Agency PAC	159
	Federal Home Loan Mtg Corp	Agency PAC	4,858
	Federal Home Loan Mtg Corp	Agency PAC	443
	Federal Home Loan Mtg Corp	Agency NAS	6,716
	Federal Home Loan Mtg Corp	Agency PAC	3,953
	Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP	6,833
	Fannie Mae Grantor Trust	Agency MF Fix	8,302
	Federal National Mtg Assn Whole Loan	Home Equity Agency	2,212
	FSPC	Home Equity Agency	2,387
	GE Commercial Equipment Financing Lease	Large Equipment Loan	5,251
	GE Equipment Small Ticket LLC	Small Equipment Lease	7,976
	GMACC Commercial MTG Securities	Conduit	8,377
	GSR Mortgage Loan Trust	Nag PT Arm	7,613
	MBNA Master Trust	Monoline Credit Card	2,005
	Sallie Mae Student Loan Trust	Agency Student Loan	5,332
	United States Treasury	Treasury Note	1,963

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2006

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	Wells Fargo Mortgage-backed Securities Trust	Nag PT Arm		8,879
	Wells Fargo Mortgage-backed Securities Trust	Nag PT Arm		7,111
	Cash on Hand	Cash		1,273
				128,178
	UBS Wrapper	Synthetic GIC
		#5029, IR, ***		-
	Americredit Auto Rec	SubPrime Auto		2,492
	Adjustable Rate Mortgage Trust	Nag PT Arm		6,496
	Cabellas Credit Card MT	Retail Credit Card		3,093
	Caterpillar Fin Asset Trust	Large Equipment Loan		6,013
	Capital One Auto Finance Trust	SubPrime Auto		5,780
	Commercial Mtg Pass-Thru Cert	Conduit		6,932
	Federal Home Loan Mtg - Adj Rate Mtg	Agency Hybrid		62
****	Federal Home Loan Mortgage Corporation	Agency Debenture		3,676
	Federal Home Loan Mortgage Corporation	Agency PAC		2,868
	Federal Home Loan Mortgage Corporation	Agency NAS		9,568
	Federal Home Loan Mortgage Corporation	Agency PAC		7,811
	Fifth Third Auto Trust	AB-Prime Auto		7,899
	Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP		5,401
	Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP		5,627
	Federal National Mtg Assn Whole Loan	Home Equity Agency		2,397
	Federal National Mtg Assn Whole Loan	Home Equity Agency		2,212
	John Deere Owner Trust	Large Equipment Loan		7,379
	Morgan Stanley Capital	Conduit		6,334
	Res Asset Mtg Products	Home Equity Monoline		2,380
	Structured Adjustable Rate Mortgage Loan	Collateralized Mtg Obligation Commercial/Corporate		3,312
****	United States Treasury	Treasury Note		1,003
	Cash on Hand	Cash		538
				99,273

*	Mellon Trust of New England, National
	Association	Temporary cash investment		13,905

	Total Interest Income Fund		**	800,128

Asset Allocation Fund
*	Barclays Global Investors U.S. Tactical
	Asset Allocation Fund	13,636,064 units	**	295,766

Global Equity Fund
*	Barclays Global Investors U.S. Equity
	Market Fund F	3,878,190 units		148,031
*	Barclays Global Investors EAFE Equity
	Index Fund F	1,858,284 units		57,012
	Total Global Equity Fund		**	205,043

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2006

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

Mid and Small Cap Stock Fund
Extended Equity Market Fund F	13,634,107 units	**	346,715

International Stock Fund
Barclays Global Investors EAFE Equity Index Fund F	10,607,904 units	**	325,450

Loan Fund
* Loans to Plan Participants	8.25% - 9.25%	**	306,479

TOTAL			$6,513,821

*	Party-in-Interest.
**	Participant-directed investment, cost not required
***	Synthetic Insurance Contracts, no stated maturity.
****	Investment balances have been adjusted to include the market value of securities on loan, which are reclassified for financial statement presentation.

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 2006

(Dollars in Thousands)

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (3) – Series of Transactions in Excess of 5 Percent of Plan Assets

*Mellon Trust of New England, N. A.	Pooled Employee Funds Daily Liquidity Fund	$172,349	$–	$172,349	$172,349	$–

*Mellon Trust of New England, N. A.	Pooled Employee Funds Daily Liquidity Fund	–	172,363	172,363	172,363	–

* AT&T Inc.	AT&T Inc. Common Stock	152,204	–	152,204	152,204	–

* AT&T Inc	AT&T Inc. Common Stock	–	105,622	82,051	105,622	23,571

* All transactions were purchased and sold on the market.

There were no Category (1), (2) or (4) reportable transactions during the year ended December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T SAVINGS AND SECURITY PLAN

By AT&T Inc., Plan Administrator for the Foregoing Plan

By	/s/ John J. Stephens
John J. Stephens
Senior Vice President and Controller

Date: June 22, 2007

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit Number

23               Consent of Independent Registered Public Accounting Firm